ATTACHMENT FOR CURRENT FILING OF N-SAR

SUB-ITEM 77D

John Hancock Preferred Income Fund

Effective December 12, 2012, the Board of Trustees approved a revision to the Fund’s investment policy regarding the amount of the Fund’s securities that is rated investment grade. The new investment policy provides that the Fund will invest at least 65% of its total assets in preferred securities and other fixed-income securities which are rated investment grade (i.e., at least “Baa” by Moody’s Investors Service, Inc. (Moody’s) or “BBB” by Standard & Poor’s Ratings Services (S&P)) or in unrated securities determined by the Advisor to be of comparable credit quality. Under the new investment policy, the Fund can invest up to 35% of its total assets in preferred securities and other fixed income securities that are rated below investment grade (“B” or higher) by either S&P or Moody’s at the time of acquisition or in unrated preferred securities or unrated fixed income securities determined by the Adviser to be of comparable quality.

Under the prior investment policy, the Fund was required to invest at least 80% of its total assets in preferred securities and other fixed-income securities rated investment grade or in unrated securities determined by the Adviser to be of comparable credit quality. In addition, under the prior investment policy, the Fund had the ability to invest up to 20% of its total assets in preferred securities and other fixed income securities rated below investment grade.